FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending June 28, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Director:-

Mr Andrew P Witty        Exercise of 7,352 share options on 28 June 2007 under
                         the GlaxoWelcome UK International Share Option Scheme granted on 13 August 1997. Sale of 7,352 ordinary shares at a price of GBP13.05 per share.

The Company was advised of this transaction on 28 June 2007.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

28 June 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 28, 2007                                           By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc